CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NF ENERGY SAVING CORPORATION

NF Energy Saving Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  That in lieu of a meeting and vote of stockholders, stockholders representing a majority of the shares issued and outstanding and entitled to vote on the amendments, in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware, have given written consent authorizing the Corporation’s Board of Directors to effect the following amendment to the Certificate of Incorporation of the Corporation, and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice, and that the Board of Directors of the Corporation, by the unanimous written consent of its members, filed with the minutes of the Board of Directors, have adopted resolutions authorizing and approving the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing ARTICLE FOURTH thereof so that, as amended, said ARTICLE FOURTH shall be and read as follows:

FOURTH:  The total number of shares of capital stock that the Corporation is authorized to issue is Fifty Million (50,000,000) shares of common stock, par value $0.001 per share (the "Common Stock").

Effective as of September 3, 2010, each two and one-half (2.5) shares of Common Stock, issued and outstanding or held by the Corporation, automatically and without any action on the part of the respective holders thereof, shall be converted and combined into one share of Common Stock. No fractional shares shall be issued as a result thereof. In lieu of issuing fractional shares, any fractional share resulting from the combination shall be rounded up to the nearest whole share of Common Stock.

SECOND:  That in lieu of a meeting and vote of stockholders, stockholders representing a majority of the shares issued and outstanding and entitled to vote on the amendments have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law of the State of Delaware to every stockholder entitled to such notice.

THIRD:  That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

FOURTH:  That this Certificate of Amendment of the Certificate of Incorporation shall be effective on September 3, 2010 (the "Effective Date").

IN WITNESS WHEREOF, NF Energy Saving Corporation has caused this certificate to be signed by Gang Li, its President and Chief Executive Officer, on this 3rd day of September, 2010.

NF ENERGY SAVING CORPORATION

/s/ Gang Li
By:	Gang Li
Its:	President and Chief Executive Officer